Piper Alderman

Share Acquisition Agreement

Seed Genetics International Pty Ltd

Bungalally Nominees Pty Ltd atf the Bungalally Trust and in its personal capacity

Dennis Charles Jury and Deborah Anne Bain atf the Jury Bain Family Trust and in their personal capacities

Mendelian Enterprises Pty Ltd atf the Ithaca Trust and in its personal capacity

Mark James Harvey and Helen Maree Harvey atf the C.R.A. Trust and in their personal capacities

S&W Seed Australia Pty Ltd

S & W Seed Company

David Stanley Pengelly

Ross Whyte Downes

**Piper Alderman
Lawyers**

167 Flinders Street
Adelaide   SA   5000
Australia
Telephone   +61 8 8205 3333
Facsimile   +61 8 8205 3300
www.piperalderman.com.au

Adelaide ● Sydney ● Melbourne ● Brisbane

Contents

		page
1.	Definitions	2
2.	Interpretation	7
3.	Sale and purchase	8
4.	Purchase Price	8
5.	Adjustments to Purchase Price	9
6.	Third parties and consents	10
7.	Employment Agreements	11
8.	2011/2012 Accounts	11
9.	Conditions	12
10.	Conduct of Business	12
11.	Obligation to notify	13
12.	Buyer's access	13
13.	Completion	14
14.	Buyer's obligations at Completion	14
15.	Seller's obligations at Completion	14
16.	Failure of Completion procedure	16
17.	Post Completion	16
18.	Rights of registered shareholder	17
19.	No competition	17
20.	Warranties generally	20
21.	Buyer's Warranties	21
22.	Warranties	21
23.	Warranty Claims	21
24.	Termination for default	22
25.	Effect of termination	22
26.	Indemnity	22
27.	Directors' guarantee and indemnity	23
28.	S & W Seed guarantee and indemnity	25
29.	Consent	26
30.	Confidentiality	26
31.	Further action	27
32.	Assignment	27
33.	Amendment	27
34.	No waiver	27

Contents

		page
35.	No merger	27
36.	Entire agreement	28
37.	Buyer's due diligence	28
38.	Counterparts	28
39.	Notice	28
40.	Dispute resolution	29
41.	Governing law	31
42.	Costs	31
Schedule 1 – Electronic Addresses		32
Schedule 2 – Employees		33
Schedule 3 – Varieties		34
Schedule 4 – Grower contracts		35
Schedule 5 – Standard Grower Contract		36
Schedule 6 – Plant and Equipment		37
Schedule 7 – IP Assignment Deed		38
Schedule 8 – Employment Agreements		39
Schedule 9 – Warranties		40
Execution		60

Share Acquisition Agreement

Parties

1. **Bungalally Nominees Pty Ltd (ACN 007 932 872) as trustee for the Bungalally Trust and in its personal capacity** of c/-Level 1, 67 Greenhill Road, Wayville, South Australia 5034 (**Bungalally**)

2. **Dennis Charles Jury as joint trustee for the Jury Bain Family Trust and in his personal capacity** of 5 Lochness Avenue, Torrens Park, South Australia 5062 (**Dennis**)

3. **Deborah Anne Bain as joint trustee for the Jury Bain Family Trust and in her personal capacity** of 5 Lochness Avenue, Torrens Park, South Australia 5062 (**Deborah**)

4. **Mendelian Enterprises Pty Ltd (ACN 081 586 816) as trustee for the Ithaca Trust and in its personal capacity** of C/- 42 Thesiger Court, Deakin, Australian Capital territory 2600 (**Mendelian**)

5. **Mark James Harvey as joint trustee for the C.R.A.Trust and in his personal capacity** of 33 Brownhill Creek Road, Mitcham, South Australia (**Mark**)

6. **Helen Maree Harvey as joint trustee for the C.R.A.Trust and in her personal capacity** of 33 Brownhill Creek Road, Mitcham, South Australia (**Helen**),

    (parties 1 to 6, collectively **Sellers**)

7. **S&W Seed Australia Pty Ltd (ACN 162 715 326)** of Level 7, 20 Hunter Street, Sydney, New South Wales 2000 (**Buyer**)

8. **S & W Seed Company**, a Nevada corporation (**S & W Seed**)

9. **David Stanley Pengelly** of 272 Sugar Loaf Road, Keith, South Australia 5267 (**David)**

10. **Ross Whyte Downes** of 16 Mountain Circuit, Calwell, Australian Capital Territory 2905 (**Ross**)

Introduction

A. The Company was incorporated in South Australia on 28 July 1993.

B. The issued capital of the Company is 2,000 ordinary shares.

C. The Sellers are the registered holders of the Shares.

D. The Sellers agree to sell the Shares to the Buyer and the Buyer agrees to buy the Shares from the Sellers on the terms of this Agreement.

E. David is a director of Bungalally and Ross is a director of Mendelian.

F. The Buyer enters this Agreement at the request of the Sellers and the Seller Directors and in consideration for the Seller Directors' promises in this Agreement.

Operative Clauses

1. Definitions

In this Agreement:

2011/2012 Accounts means the audited financial statements of the Company in respect of both the:

- 12 months ended 30 June 2011; and

- 12 months ended on the Balance Date;

Agreement means this document and any amending or replacement document undertaken in accordance with this Agreement;

Assets means the Business Records, the Company's interest in the Contracts, Electronic Addresses, Goodwill, Government Licences, Intellectual Property, Plant and Equipment, Company's Premises, the lessee's interest in the Premises Leases, Stock, Receivables and all other assets used in the Business or necessary, beneficial or incidental to the operation of the Business;

Balance Date means 30 June 2012;

Business means the business carried on by the Company;

Business Day means any day except a Saturday, a Sunday or any other public holiday in the State of South Australia, Australia;

Business Names means the Company's own name "Seed Genetics International";

Business Records means all financial statements, financial records, customer lists, supplier lists, details of customers and suppliers (including pricing policies and terms of payment), books, records and documents relating to the Company, Business, Assets, Premises or Employees;

Company means Seed Genetics International Pty Ltd (ACN 061 114 814) of c/-Level 1, 67 Greenhill Road, Wayville, South Australia 5034;

Company's Premises means:

- the whole of the land in Certificate of Title Register Book Volume 5354 Folio 965, also known as Lot 5 Stirling Road, Keith, South Australia 5267; and

- the whole of the land in Certificate of Title Register Book Volume 5995 Folio 812, also known as Lot 4 Stirling Road, Keith, South Australia 5267;

Completion means the completion of the transactions contemplated by this Agreement;

Completion Accounts means the financial statements of the Company drawn up to the day of Completion;

Completion Date means 2 April 2013, or such other date as the Buyer and the Sellers agree in writing provided, in each case that all conditions for Completion shall have either been satisfied or waived;

Completion Net Working Capital means the Net Working Capital of the Company as at Completion as set out in the Completion Accounts;

Contract:

- means each contract or arrangement between the Company and another person, and not fully performed at Completion;

- includes each Premises Lease;

Corporations Act means the *Corporations Act 2001* (Cth);

Electronic Addresses means the telephone numbers, facsimile numbers, home pages and email addresses set out in Schedule 1;

Employees means the persons listed in Schedule 2;

Employee Remuneration means:

- wages, salary, commission and bonuses in respect of any Employee;

- annual leave (including leave loading), long service leave and sick leave in respect of any Employee;

- the Company's contributions to superannuation in respect of any Employee;

- payments by the Company on death, disability or retirement of any Employee; and

- any fringe benefit (within the meaning of the Fringe Benefits Tax Assessment Act 1986) in respect of any Employee;

Encumbrance means:

- a PPS Security Interest;

- any other mortgage, pledge, lien or charge;

- any other interest or arrangement of any kind that in substance secures the payment of money or the performance of an obligation or which gives a creditor priority over unsecured creditors in relation to any property;

- any third party interest (for example, a trust or an equity);

- a right of a person to acquire an asset or to restrain someone from acquiring an asset (including under an option, a right of pre-emption or a right of first refusal);

- a right of any person to occupy or use an asset (including under a licence, lease or hire purchase);

- an easement, restrictive covenant, caveat or similar restriction over property; or

- an agreement to create any of the above or to allow any of the above to exist;

Environmental Law means all applicable foreign, federal, state, regional and local administrative, regulatory and judicial laws, rules, statutes, codes, ordinances, regulations, binding interpretations, binding policies, licenses, permits, approvals, plans, authorizations, directives, rulings, injunctions, decrees, orders, judgments, common law and any similar items in effect on the date of this Agreement and through to the Completion Date relating to hazardous wastes, hazardous substances, toxic substances, pollution, water quality, polychlorinated biphenyls, petroleum (its derivatives, by-products, or constituents), the protection of human health, safety, or the environment (including ambient air, surface water, ground water, land surface or subsurface strata);

Goodwill means the goodwill of the Business and includes the Business Records and the Electronic Addresses;

Government Authority means any (a) federal, state, territory, county, municipality, district, local or other jurisdiction of any nature, or any political subdivision thereof, (b) federal, state, local, municipal, foreign or other government, or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, body or other entity and any court, arbitrator or other tribunal;

Government Licences means the Permits issued to the Company that are necessary, beneficial or incidental in operating the Businesses and/or in exploiting the Assets;

Insolvency means:

- being an externally-administered body corporate;

- being insolvent under administration;

Intellectual Property means:

- the Business Names;

- plant breeder's rights and rights in relation to any plant varieties, whether or not registered or capable of registration, that are necessary, beneficial or incidental in operating the Businesses and/or in exploiting the Assets, including without limitation in respect of those plant varieties listed in Schedule 3;

- the copyright in works, trade marks, trade names, patents, inventions, discoveries and designs and any other rights subsisting in the results of intellectual effort in any field, that are necessary, beneficial or incidental in operating the Businesses and/or in exploiting the Assets, whether or not registered or capable of registration;

- rights to use the Electronic Addresses;

- an application for any of the above or right to apply for registration of any of the above rights;

- any registration of any of the above rights or any registration of any application referred to above;

- other rights of a similar nature arising under statute or at common law in Australia or anywhere else in the world;

- all renewals and extensions of these rights;

- a licence for the Company to use any of the above;

- confidential information including without limitation trade secrets and know-how processes and techniques that are necessary, beneficial or incidental to operating the Businesses and/or in exploiting the Assets;

Leased Premises means:

- the premises located at 138 Greenhill Road, Unley, South Australia 5061;

- the premises located at Suite 5, 13-15 King William Road, Unley, South Australia 5061, comprising the whole of the land comprised in Certificate of Title Register Book Volume 5002 Folio 183; and

- an office located within the premises situated on the corner of Makin Street and Hender Street, Keith, South Australia 5267;

Material Contract means a Contract or a group of related Contracts:

- where the Company must pay or be paid at least $50,000; or

- lasting more than one year from the date of this Agreement,

including without limitation the contracts with the growers specified in Schedule 4;

NAB Facility means the AU $10 million facility between National Australia Bank Limited and the Company;

Net Working Capital means all of the current Assets of the Company less all of the liabilities of the Company, as determined having regard to international financial reporting standards;

Outgoings means all outgoings of a periodical or recurring nature in respect of the Company, Business, Premises or Assets, including rates, taxes, rent, Permit fees and payments under maintenance contracts;

Permit means permit, authority, licence, consent, approval, registration, order and government licence;

Plant and Equipment means the vehicles, plant, equipment, fixtures, fittings, furniture, furnishings and computer software used in the Businesses or necessary, beneficial or incidental to the operation of the Businesses, including without limitation those specified in Schedule 5;

PPS Security Interest means a security interest that is subject to the PPSA;

PPSA means the *Personal Property Securities Act 2009* (Cth);

Preliminary Accounts means the financial statements of the Company drawn up to 31 January 2013 and provided to the Buyer;

Premises means the:

- Company's Premises; and

- the Leased Premises;

Premises Leases means the tenant's interest in the leases in respect of the Leased Premises;

Purchase Price means the purchase price of US$16 million for the Shares as adjusted in accordance with clause 5 and payable in accordance with clause 4;

Receivables means the trade debts and other amounts due to the Company in respect of the Business;

Seller Directors means David and Ross;

Seller Entity means:

- in relation to David, Bungalally;

- in relation to Ross, Mendelian;

SGA IP means the Intellectual Property to be assigned from the Company in its capacity as trustee for The SGA Trust to the Company in its personal capacity pursuant to the assignment deed in the form set out in Schedule 7, including without limitation all plant breeder's rights and all other intellectual property rights in connection with the following plant varieties:

- SuperSequel;

- SuperSiriver;

- SuperAurora;

- SuperLadino; and

- SuperHaifa;

Shares means the shares in the capital of the Company owned by the Sellers at the date of this Agreement, namely 2,000 ordinary shares;

Standard Grower Contract means the standard form contract entered into between the Company and its growers on the terms set out in

Stock means all advertising material, trading stock, work-in-progress, components, raw materials, stationery, consumables and packaging for use in the Business and on hand at Completion, but which are not damaged or obsolete;

Tax means any tax, duty, fee or penalty imposed on the Company by any governmental or semi-governmental body, including income tax, fringe benefits tax, capital gains tax, goods and services tax, stamp duty, payroll tax, bank debit tax, customs and excise, council rates, land tax, emergency services levy, and water and sewerage rates;

Warranty Claim means any claim or cause of action in relation to one or more of the Warranties and any claim or cause of action in relation to an indemnity under this Agreement;

Warranties mean the warranties given by the Sellers, the Warrantors and the Seller Directors under Schedule 9;

Warrantors means:

- the Sellers other than Deborah and Helen; and

- the Seller Directors;

VWAP means the 10 day trailing volume weighted average price of the common stock in the capital of S & W Seed.

2. Interpretation

In this Agreement, unless the context otherwise requires:

(a) singular includes plural and plural includes singular;

(b) words of one gender include any gender;

(c) reference to legislation includes any amendment to it, any legislation substituted for it, and any statutory instruments issued under it and in force;

(d) reference to a person includes a corporation, a firm and any other entity;

(e) reference to a party includes that party's personal representatives, successors and permitted assigns;

(f) reference to two or more people means each of them individually and all of them jointly;

(g) if a party comprises two or more people:

    (1) a promise by that party binds each of them individually and all of them jointly;

    (2) a right given to that party is given to each of them individually;

    (3) a representation, warranty or undertaking by that party is made by each of them individually;

(h) headings do not affect interpretation;

(i) a provision must not be construed against a party only because that party put the provision forward;

(j) a provision must be read down to the extent necessary to be valid; if it cannot be read down to that extent, it must be severed;

(k) "knowledge" "know" "known" or words and phrases of similar import shall mean, with respect to any representation, Warranty or statement of a party that is qualified by

such words or phrases, the actual knowledge of the party, together with the knowledge of the party if such person were to perform the duties applicable to such person's position in a reasonably prudent manner;

(l)   the Introduction is correct;

(m)   a word or phrase defined in the Corporations Act has the meaning given to it by that Act.

3.   Sale and purchase

3.1   The Sellers agree to sell to the Buyer, and the Buyer agrees to purchase from the Sellers, the Shares free from Encumbrance and with all rights which are now or which at any time before Completion may become attached to them.

3.2   Property in the Shares passes to the Buyer at Completion.

4.   Purchase Price

4.1   Subject to clause 23 and any adjustments provided for by this Agreement, the Buyer must:

(a)   pay to the Sellers or procure the payment to the Sellers of US$5 million at Completion in the form of cash;

(b)   procure the issue to the Sellers of US$8 million at Completion in the form of such number of common stock in the capital of S & W Seed having an aggregate issue price of US$8 million, with such common stock being issued at a price equal to the VWAP on the day immediately before the Completion Date, as determined by the Buyer and notified to the Seller in writing, save that where the VWAP on the day immediately before the Completion Date:

(1)   is greater than US$9.25, then the issue price of such common stock shall be US$9.25;

(2)   is less than US$8.75, then the issue price of such common stock shall be US$8.75.

4.2   Subject to clause 23 and any adjustments provided for by this Agreement, the Buyer must pay to the Sellers or procure the payment to the Sellers of the balance of the Purchase Price through the issue of a non-interest bearing, unsecured promissory note at Completion with a face value of US$3 million, to be paid in the form of cash on the date that is 36 months after Completion, save that where S & W Seed , before the expiration of 36 months following Completion, secures at least US $9,500,000 in additional equity capital in any one financial quarter, US$1 million shall become payable to the Sellers in the form of cash within 90 days of the end of the relevant quarter and upon such payment being made, the face value of the promissory note shall be reduced by US$1 million.

4.3   Where any part of the Purchase Price is payable to the Sellers:

(a)   in cash, the payment of that part of the Purchase Price shall be made as to 25% to each of the Sellers or in such proportions as the Sellers direct;

(b)   in common stock in the capital of S & W Seed, the issue of such common stock shall be made as to 25% to each of the Sellers or in such proportions as the Sellers direct.

5.   Adjustments to Purchase Price

5.1   Where the Completion Net Working Capital:

(a)   is less than AU $325,000, then the face value of the promissory note provided for in clause 4.2 shall be decreased by the amount of the shortfall in the Completion Net Working Capital below AU $325,000; or

(b)   is equal to or greater than AU $325,000, then the face value of the promissory note provided for in clause 4.2 shall not be increased.

5.2   Any adjustment in Australian dollars to the face value of the promissory note expressed to be in US dollars under clause 5.1 is to be converted to US dollars at the applicable closing wholesale spot rate on the Completion Date, as published in the Australian Financial Review.

5.3   To determine the Completion Net Working Capital, the Sellers must prepare the Completion Accounts, which:

(a)   are prepared on the same basis as, and in a manner consistent with, the 2011/2012 Accounts;

(b)   are complete and correct;

(c)   are reviewed by an independent accountant;

(d)   comply and are consistent with all relevant legislation and international financial reporting standards;

(e)   present a true and fair view of the profit or loss of the Company for the accounting period ending on the Completion Date and the financial position of the Company as at the Completion Date;

(f)   accurately disclose the assets and liabilities of the Company as at the Completion Date;

(g)   properly accrue and fully provide for Employee Remuneration unpaid as at the Completion Date;

(h)   adequately set out and provide for:

(1)   depreciation of Assets;

(2)   all bad or doubtful debts and all liabilities (whether actual or contingent, and whether disputed or undisputed) of the Company;

(3)   slow moving, obsolete or damaged Stock;

(4)   all tax liabilities of the Company in respect of any period up to the Completion Date;

(i)   value Stock at historic cost;

(j)   do not take into account any revaluation of Assets since the Balance Date;

(k)   are not materially affected by any unusual or non recurring item;

(l)   take account of all gains and losses (whether realised or unrealised) from foreign currency transactions;

(m)   exclude any goodwill or intangible assets of the Company.

5.4   On or before 21 April 2013, the Sellers must provide to the Buyer the Completion Accounts, and supporting notes and working papers.

6.   Third parties and consents

6.1   Prior to Completion, the Sellers must obtain any and all third party waivers required in relation to any prior or current material breach under any Contract which has not been fully waived by the counterparty.

6.2   Prior to Completion, the Sellers must obtain any and all third party consents required under or contemplated by any Contract in relation to a change in control and/or change in the shareholding of the Company or the performance of this Agreement, including without limitation from the lessors under the Premises Leases, either unconditionally or on conditions acceptable to the Buyer.

6.3   Prior to Completion, the Sellers must procure that the Company enters into such deeds as are necessary to assign all Intellectual Property used in the Business or necessary, beneficial or incidental to the operation of the Business not legally and beneficially owned by the Company, from the owner of such Intellectual Property to the Company, including without limitation:

(a)   the assignment deed in the form set out in Schedule 7 between the Company in its capacity as trustee for The SGA Trust and the Company in its personal capacity in respect of the SGA IP; and

(b)   an assignment deed in a form that is substantially the same as that set out in Schedule 7 between the Company and the partnership known as SC and DM Jonsen in relation to the intellectual property arising out of or developed as part of the tropical lucerne breeding program.

6.4   Prior to Completion, the Sellers must use their best endeavours to obtain the consent of National Australia Bank Limited in relation to a change in control and/or change in the shareholding of the Company or the performance of this Agreement.

6.5   The Sellers must procure that the Company is removed as the trustee of The SGA Trust and replaced with a third party trustee as at Completion,

6.6   Each Seller waives any and all rights of pre-emption they have in respect of the sale or transfer of any Shares by one or more of the Sellers, including without limitation any rights of pre-emption contained in the constitution of the Company and any shareholders' agreement between the Sellers in respect of the Company.

7. Employment Agreements

Prior to Completion, the Sellers and the Directors must ensure that David, Ross, Dennis and Mark and any other member of the Company's key executive team nominated by the Buyer execute employment agreements with the Company substantially in the form set out in Schedule 8.

8. 2011/2012 Accounts

8.1 No later than 15 March 2013, the Sellers and the Directors must deliver to the Buyer the 2011/2012 Accounts, which:

(a) are complete and correct;

(b) are audited by an independent auditor;

(c) comply and are consistent with all relevant legislation and international financial reporting standards;

(d) present a true and fair view of the profit or loss of the Company for the accounting periods ending on the relevant dates shown in the 2011/2012 Accounts and the financial position of the Company at the relevant dates shown in the 2011/2012 Accounts;

(e) accurately disclose the assets and liabilities of the Company at the relevant dates shown in the 2011/2012 Accounts;

(f) set out all contingent liabilities of the Company at the relevant dates shown in the 2011/2012 Accounts;

(g) properly accrue and fully provide for Employee Remuneration unpaid at the relevant dates shown in the 2011/2012 Accounts;

(h) adequately set out and provide for:

(1) depreciation of Assets;

(2) all bad or doubtful debts and all liabilities (whether actual or contingent, and whether disputed or undisputed) of the Company;

(3) slow moving, obsolete or damaged Stock;

(4) all tax liabilities of the Company in respect of any period up to the relevant dates shown in the 2011/2012 Accounts;

(i) value Stock at historic cost;

(j) take account of all gains and losses (whether realised or unrealised) from foreign currency transactions;

(k) are not materially affected by any unusual or non-recurring item;

(l) exclude any goodwill or intangible assets of the Company.

8.2   No later than 15 March 2013, the Sellers and the Directors must deliver to the Buyer the Preliminary Accounts.

9.   Conditions

9.1   Completion of the sale and purchase of the Shares is subject to the following conditions:

(a)   the Buyer's due diligence enquiries in respect of the Company and the Business being completed by the Buyer to the Buyer's satisfaction in its absolute discretion;

(b)   the Buyer delivering to the Sellers by no later than 27 March 2013, a written notification signed by the Buyer stating that it has completed its due diligence enquiries in respect of the Company and the Business to its satisfaction;

(c)   the Buyer being satisfied in all respects, in exercise of its sole discretion, in relation to the pre-Completion and anticipated post-Completion arrangements between National Australia Bank Limited and the Company; and

(d)   the boards of the Buyer and S & W Seed ratifying the entry into and performance of this Agreement, by the Buyer and S & W Seed.

9.2   The parties must use best efforts to satisfy the conditions in clause 6, including by providing all reasonable assistance to the other as is necessary to satisfy such conditions.

9.3   The Buyer may waive any of the conditions in clause 9.1.

9.4   If any of the conditions are not satisfied or waived by the Buyer by 27 March 2013:

(a)   the Buyer may terminate the sale by notice to the Sellers; and

(b)   no party has any claim against another party under this Agreement, except for default under clause 9.2 or a prior antecedent breach of this Agreement.

10.   Conduct of Business

10.1   Until Completion, each of the Sellers and the Directors must, and must cause the Company to:

(a)   carry on business as usual;

(b)   comply with all laws affecting the Business;

(c)   pay all Taxes, Government Licence fees, Outgoings and other payments due and owing in relation to the Business;

(d)   not enter into a Material Contract, without the Buyer's prior written consent;

(e)   do everything required by this Agreement

(f)   not do anything, or omit to do anything, that would result in a breach of a Warranty.

10.2   Until Completion, except in the ordinary course of business or unless the Buyer consents in writing, each of the Sellers and the Directors must, and must cause the Company to:

(a)   maintain the Assets in good standing;

(b)   not dispose of, grant or purport to grant an Encumbrance, or grant an option over, surrender, remove, replace or relinquish any of the Assets, or agree to do so;

(c)   not remove or replace any Plant and Equipment;

(d)   not pay any dividend or make any other distribution of profits or capital, other than a non-cash dividend in the amount of AU$296,000 for the purposes of satisfying any and all outstanding loans from the Sellers to the Company;

(e)   use best efforts to keep the service of Employees and the goodwill of customers and other persons normally contracting with the Company;

(f)   not hire or terminate the employment of any Employees;

(g)   not alter the terms of employment of any Employees, except as required by an award or earlier binding agreement.

11.   Obligation to notify

From the date of this Agreement until Completion, the Sellers must immediately notify the Buyer in writing about:

(a)   any circumstance having or reasonably likely to have a material adverse effect on the financial position, operations, profitability or prospects of the Company, the Business, or the Assets or the value of the Assets;

(b)   any breach of the Warranties; and

(c)   any circumstances reasonably likely to require substantial expenditure,

which are known to the Sellers.

12.   Buyer's access

12.1   The Buyer and S & W Seed and their representatives may, during normal business hours:

(a)   attend at the Premises to observe the conduct of the Business;

(b)   inspect the Premises and the Assets.

12.2   The Sellers must provide to the Buyer and S & W Seed or their representatives any information reasonably requested about the Company, Shares, Business, Premises, Employees or Assets.

12.3   The Buyer and S & W Seed must not disclose or use any information obtained under this clause before Completion, except for the purposes of its due diligence enquiries and board approvals.

13. Completion

Completion takes place on the Completion Date at the offices of the Buyer's lawyers or such other location as the parties otherwise agree.

14. Buyer's obligations at Completion

At Completion, the Buyer must:

(a)   pay or procure the payment of that part of the Purchase Price required by clause 4.1(a) to be paid at Completion;

(b)   provide a copy of a resolution of the directors of S & W Seed to issue that stock to the Sellers by way of allotment upon Completion under this Agreement;

(c)   accept the executed transfers delivered by the Sellers in accordance with clause 15;

(d)   provide to the Company written consents of the Buyer's nominees as directors, company secretaries and public officer of the Company (to the extent nominated).

15. Seller's obligations at Completion

15.1   At Completion, the Sellers must deliver to the Buyer, either physically to the Buyer at the place of Completion or by allowing the Buyer to take control of the Premises, the following:

(a)   evidence that any Encumbrance over the Shares has been released in a form and substance reasonably satisfactory to the Buyer;

(b)   share certificates for the Shares;

(c)   transfers of the Shares duly executed by the Sellers and in registrable form in favour of the Buyer or its nominee;

(d)   all other documents and things relating to the Shares which the Buyer reasonably requires;

(e)   applications for the common stock referred to in clause 4.1(b) duly executed by the Sellers, in such form as is required by S & W Seed;

(f)   resignations of all the directors of the Company;

(g)   all waivers referred to in clause 6.1;

(h)   all consents referred to in clause 6.2;

(i)   all duly executed intellectual property assignment deeds referred to in clause 6.3;

(j)   evidence in a form satisfactory to the Buyer that the Company has been removed as the trustee of The SGA Trust and replaced with a third party trustee, as provided for by clause 6.5;

(k)   all duly executed employment agreements referred to in clause 7;

(l)   the certificate of incorporation, the Company's constitution, corporate records and minutes of the Company, common seal (if any), and all Business Records and cheque books of the Company;

(m)   all certificates of title and other original documents of title for the Company's Premises;

(n)   all keys and access codes for the Premises and for all computer systems;

(o)   any source codes held by the Seller for software;

(p)   written details of the accrued entitlements of each Employee (including long service leave, sick leave and annual leave, plus loadings), as at the end of the day before the Completion Date. The Sellers must substantiate the Sellers' calculations, as the Buyer reasonably requires;

(q)   a list of each superannuation scheme to which the Company contributes in respect of its Employees and a list of the Employees who are members of each superannuation scheme and the amount of the periodic contributions in respect of each of those Employees;

(r)   written documents from each of the Sellers, releasing and discharging the Company from any and all obligations of the Company that may be owed to each of them, in a form satisfactory to the Buyer;

(s)   evidence satisfactory to the Buyer:

        (1)   that the Company holds all Permits required under any Environmental Law for the Business, Premises or Assets;

        (2)   that the Company is insured against property damage, personal injury, or loss of use of property caused by pollution or contamination in respect of the Business, Premises or Assets, occurring before Completion, and the costs of cleaning up that pollution or contamination;

(t)   any and all papers, documents and other property of the Company in the possession or control of the Sellers as at Completion;

(u)   the written consent of Mark to be a director of S & W Seed, in such form as S & W Seed requires.

15.2   At Completion, the Sellers must:

(a)   convene or cause to be convened a meeting of the directors of the Company;

(b)   cause the directors of the Company to approve the registration of the transfers of the Shares, subject to compliance with stamp duty law;

(c)   cause the appointment of the nominees of the Buyer as directors, company secretaries and public officer of the Company (to the extent they are nominated);

(d)   if directed by the Buyer, cause the directors of the Company to change the registered office of the Company to such address as is nominated by the Buyer.

15.3   If directed by the Buyer, the Sellers must procure that the Company does everything necessary to transfer at Completion such Intellectual Property as is identified by the Buyer to an entity nominated by the Buyer.

16.   Failure of Completion procedure

16.1   The requirements of clauses 14 and 15 are interdependent and must be carried out contemporaneously. Each delivery and action will be deemed not to have been made until all deliveries and actions have been made under clauses 14 and 15.

16.2   If the Sellers or the Buyer do not comply with all their obligations at Completion, and the other party does not waive those obligations, each party must:

(a)   return the documents delivered to it at Completion; and

(b)   do all things necessary to reverse any action taken at Completion.

17.   Post Completion

17.1   Within five Business Days of Completion, the Buyer must provide to the Sellers signed certificates for the stock in S & W Seed required by clause 4.1(b) to be issued at Completion.

17.2   For a period, of up to 90 Business Days (as the Buyer requires), commencing on the day of Completion, the Sellers and the Directors must, without additional remuneration:

(a)   introduce the Buyer to the suppliers and customers of the Business;

(b)   use best efforts to induce those suppliers and customers to continue to deal with the Company;

(c)   provide information about the Company, Business, Premises and Assets as the Buyer reasonably requires.

17.3   After Completion, the Sellers and the Directors must make available to the Buyer all information which is necessary or beneficial for completion of any tax return of the Company in respect of a period before Completion and must give the Buyer reasonable assistance in connection with any tax audit of the Company in respect of a period before Completion.

17.4   Within 20 Business Days of Completion, the Buyer shall procure that:

(a)   Mark is nominated to sit on the board of S & W Seed. The Sellers acknowledge however that the appointment of Mark to the board of S & W Seedwill be subject to the rules governing the appointment of S & W Seed's board members;

(b)   Dennis is offered a suitable role in the business of S & W Seed, as determined by S & W Seed in exercise of its sole discretion.

17.5   The parties agree to cooperate and use their respective reasonable endeavours to procure:

(a)   the release of David, Ross, Dennis and Mark from the personal guarantees given in respect of the NAB Facility; and

(b)   the discharge of the mortgages registered over land of each of David, Ross, Dennis and Mark that secure the personal guarantees referred to in clause 17.5(a),

as soon as is reasonably practicable following Completion, and in any event no later than six months after Completion.

17.6   S & W Seed must provide to any Seller on request from that Seller copies of all applicable Securities Act of 1933, as amended, Rule 144 procedures and necessary counsel's opinion required as part of a Rule 144 sale and S & W Seed agrees to provide assistance reasonably required for a Seller to sell common stock in S & W Seed in compliance with Rule 144.

Rights of registered shareholder

18.1   For the period from Completion until registration of the Shares in the Buyer's name, each of the Sellers must:

(a)   appoint the nominees of the Buyer as sole proxy of the Seller to attend shareholders' meetings and exercise the votes attaching to the Shares, and must not attend or vote at those meetings; and

(b)   do all other acts, in its capacity as registered shareholder, as the Buyer directs.

18.2   Each of the Sellers irrevocably appoints the Buyer and each director of the Buyer severally as its attorney on the terms of this clause (**Attorney**).

18.3   In the event the Sellers default under clause 18.1, the Attorney may, without notice to the Sellers, in the name of any one or more of the Sellers:

(a)   be the proxy of the Sellers, attend any meeting which the Sellers are entitled to attend and vote in respect of the Shares;

(b)   as attorney of the Sellers, attend any meeting which the Sellers are entitled to attend and vote in respect of the Shares;

(c)   do anything the Sellers are otherwise obliged to do under clause 18.1;

(d)   otherwise exercise any power of the Sellers under clause 18.1;

(e)   do anything the Attorney thinks expedient to give effect to anything the Sellers are obliged to do under clause 18.1; and

(f)   appoint a substitute Attorney for any period and remove that substitute Attorney.

18.4   The Sellers must ratify anything done by the Attorney under clause 18.3.

19.   No competition

19.1   Each of the Sellers and each of the Seller Directors must not, either directly or indirectly in any capacity (including but not limited to principal, employee, consultant, agent, director, officer, partner or participant in a joint venture, corporation, trust or other entity) own, manage, advise, support, finance, operate, control, participate in or be connected in any manner with a business similar to the Business:

(a)	(1)	within five years after Completion;

	(2)	within four years after Completion;

	(3)	within three years after Completion;

	(4)	within two years after Completion;

	(5)	within one year after Completion;

	(6)	within six months after Completion;

(b)	(1)	anywhere in the world;

	(2)	in the Southern Hemisphere;

	(3)	in the Northern Hemisphere;

	(4)	in Australia;

	(5)	in Europe;

	(6)	in Asia;

	(7)	in Africa;

	(8)	in North America;

	(9)	in South America;

	(10)	in Antarctica;

	(11)	in South Australia;

	(12)	in Queensland;

	(13)	in Western Australia;

	(14)	in New South Wales;

	(15)	in Victoria;

	(16)	in Tasmania;

	(17)	in the Northern Territory;

	(18)	in the Australian Capital Territory;

	(19)	within 200 kilometres from the General Post Office in Adelaide, South Australia;

	(20)	within 100 kilometres from the General Post Office in Adelaide, South Australia;

(21)   within 50 kilometres from the General Post Office in Adelaide, South Australia;

(22)   within 30 kilometres from the General Post Office in Adelaide, South Australia;

(23)   within 10 kilometres from the General Post Office in Adelaide, South Australia.

19.2   Each of the Sellers and each of the Seller Directors must not, either directly or indirectly in any capacity (including but not limited to principal, employee, consultant, agent, director, officer, partner or participant in a joint venture, corporation, trust or other entity):

(a)   (1)   directly or indirectly, induce or attempt to induce any customer to deal with a Seller, a Director or any other person;

(2)   accept work, similar to that performed in the Business, from any customer;

(b)   (1)   within five years after Completion;

(2)   within four years after Completion;

(3)   within three years after Completion;

(4)   within two years after Completion;

(5)   within one year after Completion;

(6)   within six months after Completion.

19.3   Each of the Sellers and each of the Seller Directors must not, either directly or indirectly in any capacity (including but not limited to principal, employee, consultant, agent, director, officer, partner or participant in a joint venture, corporation, trust or other entity):

(a)   induce or attempt to induce any person to leave the employment of the Company;

(b)   use a name similar to a Business Name as a registered business name or as a corporate name or a trademark.

19.4   Clause 19.1 of this clause is read as if each possible combination of:

(a)   the start of clause 19.1;

(b)   a period in clause 19.1(a); and

(c)   an area in clause 19.1(b),

is a separate clause.

19.5   Clause 19.2 is read as if each possible combination of:

(a)   the start of clause 19.2;

(b)   a conduct in clause 19.2(a); and

(c)   a period in clause 19.2(b);

is a separate clause.

19.6   All combinations apply cumulatively.

19.7   Each combination must be read down to the extent necessary to be valid. If any combination cannot be read down to that extent, it must be severed.

19.8   In this clause, **customer** means any person who acquired goods or services from the Company within the 12 months immediately before Completion.

19.9   The Sellers and the Seller Directors acknowledge:

(a)   default under this clause would lessen the value of the Shares;

(b)   the restrictive undertakings in this clause are reasonable and necessary to protect the value of the Shares;

(c)   they have received legal advice or have had the opportunity to receive legal advice about this Agreement (including this clause);

(d)   the Buyer may seek an injunction if:

(1)   a Seller or a Director defaults or threatens to default under this clause; or

(2)   the Buyer has reason to believe that a Seller or a Director will default under this clause.

19.10   Nothing in this clause is intended to:

(a)   apply to the Sellers' shareholding in S & W Seed;

(b)   restrict the ability of any Seller or any Director to work as an employee, consultant, agent or director of the Company;

(c)   apply to the activities conducted as at Completion by Helen as a seed and grain broker;

(d)   restrict the ability of the partnership known as Bungalally Farms from dealing with seed companies other than the Company in the ordinary course of the business of that partnership.

20.   Warranties generally

20.1   No warranty is limited by any other warranty.

20.2   Each warranty is also a representation.

20.3   Each party enters into this Agreement in reliance on the warranties in this Agreement.

20.4   The warranties remain in full force and binding, notwithstanding Completion.

21. Buyer's Warranties

The Buyer represents and warrants to the Sellers that, as at the date of the Agreement and at Completion:

(a)   it is not insolvent and no receiver has been appointed and no controller has any right over any part of its assets and no such appointment has been threatened;

(b)   it is not in liquidation or official management and no proceedings have been brought or threatened for the purpose of winding up the Buyer or placing it under official management;

(c)   it has full corporate power and lawful authority to execute and deliver this Agreement;

(d)   this Agreement constitutes a legal, valid and binding obligation of the Buyer enforceable in accordance with its terms by appropriate legal remedy.

22. Warranties

22.1   The Sellers and the Seller Directors jointly and severally represent and warrant to the Buyer and S & W Seed that each of the Warranties contained in clauses 1, 25 and 26 of Schedule 9 is true at the date of this Agreement and at Completion.

22.2   The Warrantors jointly and severally represent and warrant to the Buyer and S & W Seed that each of the Warranties contained in clauses 2 to 24 of Schedule 9 is true at the date of this Agreement and at Completion.

23. Warranty Claims

23.1   If the Buyer has a Warranty Claim, then the Buyer must give notice in writing (**Warranty Claim Notice**) to one or more of the Sellers, the Warrantors and the Seller Directors (as relevant) (**Recipient**) setting out reasonable particulars to identify the nature and scope of the Warranty Claim and the Buyer's estimate of the monetary value of the Warranty Claim.

23.2   If, after being given the Warranty Claim Notice, the Recipient does not rectify or remedy the breach of Warranty the subject of the Warranty Claim Notice to the satisfaction of the Buyer within 10 Business Days from the date of the Warranty Claim Notice then:

(a)   if the promissory note provided for under clause 4.2 has not been paid in accordance with clause 4.2, the issuer of the promissory note provided for under clause 4.2 may reduce the value of the promissory note by such amount as the Buyer determines as representative of the monetary value of the Warranty Claim the subject of the Warranty Claim Notice, and to the extent that the monetary value of the Warranty Claim exceeds such reduction, the Recipient must pay to the Buyer the excess; or

(b)   if the promissory note provided for under clause 4.2 has been paid in accordance with clause 4.2, the Recipient must pay to the Buyer such amount as the Buyer determines as representative of the monetary value of the Warranty Claim the subject of the Warranty Claim Notice.

23.3 The Sellers, the Warrantors and the Seller Directors are not liable to the Buyer for any Warranty Claim under this Agreement, unless:

    (a)   it is a Warranty Claim which exceeds AU $80,000 for any individual claim; or

    (b)   the aggregate of all such individual claims exceeds AU $80,000.

23.4 Any adjustment in Australian dollars to the face value of the promissory note expressed to be in US dollars under clause 23.2 is to be converted to US dollars at the applicable closing wholesale spot rate on the date that the adjustment is made, as published in the Australian Financial Review.

24. Termination for default

24.1 If a party defaults under this Agreement for at least five Business Days, the party not in default may by notice require the defaulting party to remedy the default within a further five Business Days (or any longer period allowed).

24.2 The defaulting party must not object to the adequacy of the notice period.

24.3 If the defaulting party does not remedy the default within the notice period, the party not in default may terminate the sale by notice to the defaulting party.

24.4 Time is of the essence in respect of the notice period.

25. Effect of termination

25.1 Upon any termination of this Agreement none of the Sellers, the Buyer or S & W Seed shall have any liability to another provided that the foregoing shall not relieve any party of liability for any breach of its obligations under this Agreement.

25.2 No party to this Agreement shall be entitled to exercise any right to terminate and abandon this Agreement if such party has wilfully and intentionally defaulted under any provision of this Agreement or wilfully and intentionally taken any action which resulted in the non fulfilment of any condition to Completion under this Agreement unless such default shall have been cured and shall not be continuing at the time of the exercise of such right.

26. Indemnity

26.1 The Buyer indemnifies:

    (a)   the Sellers against all losses, costs, liability and expenses incurred by the Sellers because of a breach of this Agreement or warranty by the Buyer;

    (b)   David, Ross, Dennis and Mark against all losses, costs, liability and expenses incurred by them under the personal guarantees given by them in respect of the NAB Facility to the extent that they are called upon to make a payment under such guarantees where such calling occurs after Completion;

    (c)   David, Ross, Dennis and Mark against all losses, costs, liability and expenses incurred by them in the event that the mortgagee exercises its rights of possession or sale under the mortgages referred to in clause 17.5(b).

26.2   Each of the Warrantors indemnifies the Buyer and S & W Seed against all losses, costs, liability and expenses incurred by the Buyer or S & W Seed:

(a)   as a result of or in connection with a breach of this Agreement by one or more of the Sellers;

(b)   as a result of or in connection with something not being as represented or warranted in this Agreement or otherwise for a breach of any Warranties;

(c)   as a result of or in connection with any information, data, a certificate, or a declaration provided by or on behalf of the Sellers in connection with the transactions recorded in this Agreement, being incomplete, inaccurate, false or misleading;

(d)   in respect of claims or trade practices suits about the Stock or the Business, arising from an act or omission.

26.3   In addition to clause 26.2, each of Deborah and Helen indemnifies the Buyer and S & W Seed against all losses, costs, liability and expenses incurred by the Buyer or S & W Seed as a result of or in connection with something not being as represented or warranted in the Warranties contained in clauses 1, 25 and 26 of Schedule 9.

27.   Directors' guarantee and indemnity

27.1   Each Seller Director guarantees to the Buyer and S & W Seed:

(a)   punctual payment of any money payable by its Seller Entity under this Agreement (including for breach of any Warranties); and

(b)   punctual performance of the obligations of its Seller Entity under this Agreement.

27.2   As a separate obligation, each Seller Director indemnifies the Buyer and S & W Seed against any loss that the Buyer or S & W Seed suffers because the Seller Director's Seller Entity:

(a)   does not punctually pay all the money payable to the Buyer or S & W Seed under this Agreement (including for breach of any Warranties); or

(b)   does not punctually perform all of its obligations under this Agreement.

27.3   The guarantee and the indemnity in clauses 27.1 and 27.2 are continuing securities in respect of each Seller Director for the whole of the Seller Director's Seller Entity's obligations (present and future) under this Agreement to the Buyer or S & W Seed. They continue until the Buyer and S & W Seed discharges the Director in writing.

27.4   A Seller Director's liability is not discharged or reduced by:

(a)   a consent, concession, release, agreement not to sue, waiver of default, or extension of time by the Buyer or S & W Seed to the Sellers, a Seller Director or other person;

(b)   an arrangement, composition or compromise between the Buyer or S & W Seed and the Sellers, a Seller Director or other person;

(c)   variation (including material variation) of this Agreement;

(d)   failure or delay by the Buyer or S & W Seed in making demand on the Sellers, or in enforcing this Agreement against the Sellers;

(e)   delay by the Buyer or S & W Seed in making demand on the Seller Director, or in enforcing this Agreement against the Seller Director;

(f)   a dealing with, or a variation exchange renewal release abandonment or transfer of, or a failure or delay in enforcing a contract or other instrument;

(g)   merger, amalgamation, reconstruction or alteration in the nature or composition of the Buyer, S & W Seed or any Seller;

(h)   the death or incapacity of a Seller, a Seller Director or other person;

(i)   the Insolvency of a Seller, a Seller Director or other person (whether or not the Buyer or S & W Seed assents to it or receives a dividend in it);

(j)   mistake by the Buyer or S & W Seed;

(k)   an agreement (present or future) between the Buyer or S & W Seed and a Seller, a Seller Director or other person;

(l)   this Agreement being unenforceable or void;

(m)   a Seller's lack of capacity or authority to enter into or perform this Agreement, even if the Buyer or S & W Seed knew or ought to have known about that lack;

(n)   a payment to the Buyer or S & W Seed being void or avoided under any law;

(o)   an outstanding negotiable instrument or document;

(p)   a judgment or order, obtained by the Buyer or S & W Seed against a Seller Director, in respect of an amount payable under this Agreement;

(q)   disclaimer of this Agreement after a Seller's Insolvency;

(r)   acceptance by the Buyer or S & W Seed of security or additional security from a Seller;

(s)   any other right, act, omission or delay of the Buyer, S & W Seed or other person.

27.5   Clause 27.4 applies even if:

(a)   it imposes additional obligations on a Seller Director;

(b)   a Seller Director does not know of or consent to an event specified in clause 27.4;

(c)   there is a rule of law or equity to the contrary.

28. S & W Seed guarantee and indemnity

28.1 S & W Seed guarantees to the Sellers:

(a) punctual payment of any money payable by the Buyer under this Agreement; and

(b) punctual performance of the obligations of the Buyer under this Agreement.

28.2 As a separate obligation, S & W Seed indemnifies the Sellers against any loss that the Sellers suffer because the Buyer:

(a) does not punctually pay all the money payable to the Sellers under this Agreement; or

(b) does not punctually perform all of its obligations under this Agreement.

28.3 The guarantee and the indemnity in clauses 28.1 and 28.2 are continuing securities in respect of S & W Seed for the whole of the Buyer's obligations (present and future) under this Agreement to the Sellers. They continue until the Sellers discharge S & W Seed in writing.

28.4 S & W Seed's liability is not discharged or reduced by:

(a) a consent, concession, release, agreement not to sue, waiver of default, or extension of time by the Sellers to S & W Seed or other person;

(b) an arrangement, composition or compromise between the Buyer or S & W Seed and the Sellers, a Seller Director or other person;

(c) variation (including material variation) of this Agreement;

(d) failure or delay by the Sellers in making demand on the Buyer, or in enforcing this Agreement against the Buyer;

(e) delay by the Sellers in making demand on the Buyer, or in enforcing this Agreement against the Buyer;

(f) a dealing with, or a variation exchange renewal release abandonment or transfer of, or a failure or delay in enforcing a contract or other instrument;

(g) merger, amalgamation, reconstruction or alteration in the nature or composition of the Buyer, S & W Seed or any Seller;

(h) the Insolvency of the Buyer, S & W Seed or other person (whether or not the Sellers assent to it or receive a dividend in it);

(i) mistake by the Sellers;

(j) an agreement (present or future) between the Buyer or S & W Seed and a Seller or other person;

(k) this Agreement being unenforceable or void;

(l) the Buyer's lack of capacity or authority to enter into or perform this Agreement, even if the Sellers knew or ought to have known about that lack;

(m)   a payment to the Sellers being void or avoided under any law;

(n)   an outstanding negotiable instrument or document;

(o)   a judgment or order, obtained by the Sellers against S & W Seed, in respect of an amount payable under this Agreement;

(p)   disclaimer of this Agreement after the Buyer's Insolvency;

(q)   acceptance by the Sellers of security or additional security from the Buyer;

(r)   any other right, act, omission or delay of the Sellers or other person.

28.5   Clause 28.4 applies even if:

(a)   it imposes additional obligations on the Buyer;

(b)   S & W Seed does not know of or consent to an event specified in clause 28.4;

(c)   there is a rule of law or equity to the contrary.

29. Consent

29.1   Unless otherwise provided, a party may give or withhold consent:

(a)   in that party's absolute discretion;

(b)   with or without conditions;

(c)   without giving reasons;

(d)   when that party chooses.

29.2   A party's consent is valid only if it is in writing and signed by that party or its authorised representative.

30. Confidentiality

30.1   A party may only disclose confidential information:

(a)   to that party's professional advisers;

(b)   if required by law or by a recognised stock exchange on which the shares of that party or its ultimate holding company are listed;

(c)   if necessary to perform that party's obligations under this Agreement; or

(d)   if the other party consents to the disclosure.

30.2   In this clause, confidential information is:

(a)   any term of this Agreement;

(b)   any information acquired by a party for the purpose of, or under the terms of, this Agreement;

(c)   any other information belonging to a party which is of a confidential nature.

30.3   The Sellers and the Directors must not publicly announce this Agreement, without the Buyer's written consent. If the Buyer does consent, the announcement must be as the Buyer directs.

30.4   Notwithstanding this clause 30, the Sellers and the Directors acknowledge that S & W Seed may be required to inform the U.S. Securities and Exchange Commission or a securities exchange on which S & W Seed's securities are listed of its entry into this Agreement and of its material terms and may be required to disclose the existence and terms of this Agreement. S & W Seed will consult with the Sellers and the Directors in relation to such disclosures, but the Sellers and the Directors agree that S & W Seed ultimately has the right to determine in its absolute discretion the contents of such disclosures.

31.   Further action

31.1   Each party must do everything necessary to carry out this Agreement, including without limitation:

(a)   executing documents; and

(b)   ensuring its employees and agents act in a way that is consistent with its obligations under this Agreement.

31.2   No party may do anything that will prevent this Agreement from being carried out.

32.   Assignment

A party may only assign its rights or obligations under this Agreement with the written consent of the other parties.

33.   Amendment

This Agreement may only be amended in writing signed by the parties.

34.   No waiver

34.1   A party may only waive a breach of this Agreement in writing signed by that party or its authorised representative.

34.2   A waiver is limited to the instance referred to in the writing (or if no instance is referred to in the writing, to past breaches).

35.   No merger

The rights and obligations of the parties continue after Completion.

36. Entire agreement

36.1 This document records the entire agreement between the parties about the Company, Shares, Business, Premises and Assets.

36.2 The parties exclude all terms implied by law, where possible.

36.3 No party has given any warranty or made any representation to another party about the Company, Shares, Business, Premises, Employees, Assets, the Buyer, S & W Seed or the common stock in the capital of the S & W Seedto be issued to the Sellers as required by this Agreement, other than those warranties and representations appearing in this document.

37. Buyer's due diligence

Any investigation, whether before or after the date of this Agreement, by or for the Buyer or S & W Seed, does not affect:

(a) the Warranties;

(b) the Buyer's or S & W Seed's rights if a Warranty is incorrect, inaccurate, incomplete, false or misleading.

38. Counterparts

38.1 This Agreement may be executed in any number of counterparts. A counterpart may be a facsimile or digital scan.

38.2 Together all counterparts make up one document.

38.3 If this Agreement is executed in counterparts, it takes effect when each party has received the counterpart executed by the other party, or would be deemed to have received it if a notice.

39. Notice

39.1 Notice must be in writing and in English, and may be given by an authorised representative of the sender.

39.2 Notice may be given to a person:

(a) personally;

(b) by leaving it at the person's address last notified;

(c) by sending it by pre-paid mail to the person's address last notified;

(d) by sending it by facsimile to the person's facsimile number last notified and then confirming it by pre-paid mail to the person's address last notified;

(a) by sending it by email to the person's email address last notified.

39.3   Notice is deemed to be received by the addressee:

(a)   when left at the addressee's address;

(b)   if sent by pre-paid mail within Australia, on the third Business Day after posting;

(c)   if sent by international pre-paid mail, on the tenth Business Day after posting;

(d)   if sent by facsimile and confirmed by pre-paid mail, at the time and on the day shown in a sending machine's transmission report which indicates that the whole facsimile was sent to the addressee's facsimile number last notified;

(e)   if sent by electronic mail, at the time and on the day shown in the sender's 'sent items' folder, if it shows that the whole notice was sent to the person's email address last notified and no automatically generated message is subsequently received by the sender that the email was undeliverable or undelivered.

However, if the notice is deemed to be received on a day which is not a Business Day or after 5pm at the addressee's location, it is deemed to be received at 9am on the next Business Day at the addressee's location.

39.4   If a party comprises more than one person, notice or demand may be given to all of them by giving it to one of them.

40.   Dispute resolution

40.1   Any dispute, controversy or claim, whether based on contract, tort, statute, fraud, misrepresentation or any other legal theory (**Dispute**) between the Buyer and/or S & W Seed and the Sellers arising out of or relating to this Agreement, any obligations under this Agreement or the relationship of the parties under this Agreement shall be settled by binding arbitration conducted in San Diego, California in accordance with the then current JAMS International Arbitration Rules as modified by the following provisions of this Agreement.

40.2   Within five business days following the delivery of notice of a Dispute by a party in accordance with this Agreement (**Notification**), the parties shall meet and confer on a date and at a time and place agreed upon between the parties. If the Dispute(s) are resolved by the parties in such meeting, the parties agree to reduce to writing the settlement or resolution thereof. In the event that the meeting for any reason does not occur prior to the tenth day following a Notification or does not result in a mutually agreed settlement, then the parties shall proceed with the arbitration.

40.3   If the amount in dispute exceeds US $1,000,000, three neutral arbitrators shall be selected by the parties from the JAMS panel list, one of whom shall be chosen by the Sellers, one of whom shall be chosen by S & W Seed and the third to be chosen by the two arbitrators chosen by the Sellers and S & W Seed; provided, that if the two arbitrators chosen by the Sellers and S & W Seed are unable to reach agreement with respect to the third arbitrator, the third shall be chosen in accordance with the appointment rules of JAMS. If the amount in dispute is less than US $1,000,000, selection of one neutral arbitrator by the parties shall be from JAMS panel list and shall be chosen by the Sellers and S & W Seed together; provided, that if they are unable to reach agreement with respect to the arbitrator, the arbitrator shall be chosen in accordance with appointment rules of JAMS. The arbitrator(s) shall be experienced in complex business matters and mergers and acquisitions transactions.

40.4 The arbitration process shall be conducted on an expedited basis by the regional office of JAMS located in San Diego, California. Proceedings in arbitration shall begin no later than 45 days after the filing of the Dispute with JAMS and shall be scheduled to conclude no later than 180 days after the filing of the Dispute (including delivery of the written judgment under clause 40.7). All hearings, unless otherwise agreed to by the parties, shall be held in San Diego, California. Notwithstanding the foregoing, the timetable for the arbitration process will be further expedited in the event that the Sellers or the Buyer or S & W Seed are seeking mandatory or prohibitive injunctive relief and an expedited schedule is reasonably required to preserve the business interests of the party or parties seeking such relief.

40.5 The Sellers and the Buyer or S & W Seed may obtain and take discovery, including requests for production, interrogatories, requests for admissions and depositions, as provided by the Federal Rules of Civil Procedure; provided that the arbitrator(s) may, in his, her or their discretion, set parameters on (including the extension of) the timing and/or completion of this discovery and may order additional pre-hearing exchange of information, including, without limitation, exchange of summaries of testimony or exchange of statements of positions. All rights of discovery shall commence upon delivery of a Notification, regardless of the timing or occurrence of the meeting contemplated by clause 40.2.

40.6 The arbitration proceedings and all testimony, filings, documents and information relating to or presented during the arbitration proceedings shall be disclosed exclusively for the purpose of facilitating the arbitration process and for no other purpose.

40.7 The award of the arbitrator(s) shall be made in a written opinion containing a concise reasoned analysis of the basis upon which the award was made. The award of the arbitrator(s) may provide for mandatory or prohibitive injunctive relief.

40.8 A judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

40.9 The parties to any arbitration initially shall share equally the fees and costs of JAMS and the arbitrator(s). At the discretion of the arbitrator(s), the prevailing party or parties may recover from the adverse parties his, her or its actual reasonable attorneys' fees and costs incurred in connection with the arbitration and the enforcement thereof (including reimbursement of any fees and costs of JAMS and the arbitrator(s) paid by such party).

40.10 Any party may apply to a court having jurisdiction to:

(a) enforce this agreement to arbitrate;

(b) seek provisional injunctive relief until the arbitration award is rendered or the controversy is otherwise resolved;

(c) avoid the expiration of any applicable limitations period; or

(d) preserve a superior position with respect to other creditors.

40.11 The arbitrator(s) are only authorized to, and only have the consent of the parties to, interpret and apply the terms and conditions of this Agreement in accordance with the governing law. The arbitrator(s) are not authorized to, and shall not, order any remedy not permitted by this Agreement and shall not change any term or condition of this Agreement, deprive either party of any remedy expressly provided hereunder or provide any right or remedy that has not been expressly provided hereunder.

40.12 The Federal Arbitration Act, 9 U.S.C. Sections 1 through 14 (as amended and including any successor provision), except as modified hereby, shall govern the interpretation and enforcement of this clause 40.

40.13 Notwithstanding the foregoing, the parties shall continue performing their respective obligations under this Agreement while the Dispute is being resolved unless and until such obligations are terminated or expire in accordance with the provisions hereof.

41. Governing law

41.1 Subject to clause 40, this Agreement is governed by the laws of South Australia.

41.2 Subject to clause 40, the parties irrevocably submit to the exclusive jurisdiction of the courts of the State of California.

41.3 No party may object to the jurisdiction of any of those courts on the ground that it is an inconvenient forum or that it does not have jurisdiction.

42. Costs

42.1 Each party must pay its own costs of preparing and negotiating this Agreement and any document required by this Agreement. For the sake of clarity, the Company will not bear any of these costs.

42.2 The Buyer must pay (within the time permitted by statute) stamp duty and other government charges in respect of this Agreement and any document required by this Agreement.

42.3 The Sellers must pay the costs of obtaining the consent of third parties as required by this Agreement.

Schedule 1 – Electronic Addresses

Schedule omitted pursuant to Item 601(b)(2) of Regulation S-K.

Schedule 2 – Employees

Schedule omitted pursuant to Item 601(b)(2) of Regulation S-K.

Schedule 3 – Varieties

Plant breeder's rights

Common (Genus Species)	Variety	Status
Lucerne (Medicago sativa)	SuperSequel	Granted
Lucerne (Medicago sativa)	SuperSiriver	Granted
Lucerne (Medicago sativa)	SuperAurora	Granted
Lucerne (Medicago sativa)	SuperSonic	Accepted
Lucerne (Medicago sativa)	SuperStar	Accepted
Lucerne (Medicago sativa)	SuperSiriver II	Accepted
Lucerne (Medicago sativa)	SuperNova	Accepted
White Clover (Trifolium repens)	SuperLadino	Granted
White Clover (Trifolium repens)	SuperHuia	Granted
White Clover (Trifolium repens)	SuperHaifa	Granted

Schedule 4 – Grower contracts

Schedule omitted pursuant to Item 601(b)(2) of Regulation S-K.

Schedule 5 – Standard Grower Contract

Schedule omitted pursuant to Item 601(b)(2) of Regulation S-K.

Schedule 6 – Plant and Equipment

Schedule omitted pursuant to Item 601(b)(2) of Regulation S-K.

Schedule 7 – IP Assignment Deed

Schedule omitted pursuant to Item 601(b)(2) of Regulation S-K.

Schedule 8 – Employment Agreements

Schedule omitted pursuant to Item 601(b)(2) of Regulation S-K.

Schedule 9 – Warranties

1. **Warranties about Shares**

   Each of the Sellers and each of the Seller Directors represents and warrants to the Buyer and S & W Seed that, as at the date of the Agreement and on Completion:

   (a)   the Shares are fully paid;

   (b)   it has the right to enter this Agreement and to sell the Shares, without the consent of any person;

   (c)   other than the Sellers, no other person:

        (1)   holds any shares in the Company;

        (2)   has any rights to be issued with any shares in the Company;

        (3)   has any rights or options over the Shares or any shares in the Company; and

        (4)   has any securities that are convertible to, or exercisable for, shares in the Company;

   (d)   at Completion, the Buyer will become the legal and beneficial owner of the Shares, free from Encumbrances.

2. **Warranties about subsidiaries**

   Each of the Warrantors represents and warrants to the Buyer and S & W Seed that, as at the date of the Agreement and on Completion the Company does not have any subsidiaries.

3. **Warranties about Company**

   Each of the Warrantors represents and warrants to the Buyer and S & W Seed that, as at the date of the Agreement and on Completion:

   (a)   the Company is a corporation duly incorporated and validly existing under the laws of Australia, is in good standing under such laws and has not been de-registered and is not liable to be de-registered;

   (b)   the Company is not insolvent and no receiver or controller has been appointed over any part of its assets (including the Assets) and no such appointment has been threatened;

   (c)   the Company is not an externally-administered body corporate;

   (d)   no person has taken steps to wind up the Company, or has threatened to do so;

   (e)   no execution has been levied against the Company or its property;

   (f)   no controller has been appointed to any of the Company's property;

(g)   the Company has full corporate power and lawful authority to own the Assets and to carry on the Business;

(h)   the Company has carried on its Business in accordance with its constitution;

(i)   the Sellers have delivered to the Buyer an up to date copy of the Company's constitution;

(j)   the Company has complied with all the requirements of the Corporations Act, including the annual review process;

(k)   David, Ross, Dennis and Mark are the only directors of the Company;

(l)   the Company does not have a company secretary;

(m)   the Shares comprise all the issued shares of the Company and the register of shareholders complies with the Corporations Act;

(n)   the Company has not received notice of any application or intended application to rectify the register of shareholders or any other register;

(o)   there is no resolution, agreement or proposal to issue any additional shares, securities convertible into shares, options or other pre-emptive rights to shares, or other interests in the share capital of the Company;

(p)   the Sellers have not entered into any contract or other arrangement about the exercise or variation of rights attaching to the Shares;

(q)   since the Balance Date the Company has not declared or paid any dividends, or returned any capital, or distributed any assets to shareholders, other than as expressly permitted by clause 10.2(d);

(r)   the Company in general meeting will not pass any resolution altering the Company's constitution;

(s)   the Company will not reduce, or take steps to reduce, its share capital or buy back, or take steps to buy back, any shares;

(t)   the Company does not legally or beneficially own shares or securities convertible into shares in any other company;

(u)   the Company is not a member of any joint venture, partnership or unincorporated association other than any industry bodies relevant to the Business;

(v)   the Company does not have a permanent establishment (within the meaning of any relevant double taxation agreement to which Australia is a party) outside Australia;

(w)   no power of attorney given by the Company is in force.

4.   Warranties about information

Each of the Warrantors represents and warrants to the Buyer and S & W Seed that, as at the date of the Agreement and on Completion:

(a) all information, given by or for the Sellers or the Directors to the Buyer or S & W Seed or advisers to the Buyer or S & W Seed during negotiations for this Agreement, is true and complete and not misleading;

(b) the Sellers have disclosed to the Buyer and S & W Seed all information about the Shares, Company, Business, Premises, Employees or Assets, which the Sellers know, and which would be reasonable for the Buyer, S & W Seed or another reasonable buyer, or its professional advisers, to expect to have when considering whether or not to acquire the Shares, and if so, the terms on which to do so;

(c) the Sellers have produced to the Buyer and S & W Seed all Contracts, Employee records, superannuation plans, employment contracts, Intellectual Property rights, Permits, and documents about claims, disputes, legal proceedings, arbitration proceedings and government enquiries (present or threatened) of the Company;

(d) there is no circumstance reasonably likely to:

(1) materially adversely change the financial position, operations, profitability or prospects of the Business or the value of the Assets;

(2) require substantial expenditure other than if the Company decides to proceed with the development of the Company's Premises,

except the circumstances disclosed in writing to the Buyer and S & W Seed before the date of this Agreement or circumstances affecting the whole industry in which the Company operates wherever the Company operates;

(e) all predictions, projections, expectations and opinions by or for the Sellers or the Directors are reasonable and are reached in good faith after careful consideration.

5. **Warranties about the Assets**

Each of the Warrantors represents and warrants to the Buyer and S & W Seed that, as at the date of the Agreement and on Completion:

(a) the Company has good title to the Assets subject to the terms and conditions of the grant of the Assets;

(b) the Company has legal and beneficial ownership of the Assets free and clear of all Encumbrances;

(c) no act or omission by the Company, or a Seller, has occurred which would entitle the relevant Government Authority to revoke any of the Assets or any part thereof;

(d) the Assets are in full force and effect;

(e) the Assets are all the assets that are used in the Businesses and are all of the assets necessary, beneficial or incidental to the Company's ability to continue to operate the Business in a commercial manner;

(f) the Company has not given to or received from any other party any notice of withdrawal in whole or in part from, or surrender of, any of the Assets;

(g)	the Company has not committed any material breach in relation to any of its obligations under or in relation to the Assets, which breach is of a material nature and is subsisting;

(h)	the Company has not done, or omitted to do, anything that may result in or lead to cancellation of all or any of the Assets or that may result in the diminution of the value of the Asset or that may result in the Company being restricted from fully exploiting the Assets;

(i)	the Company has complied with all laws in relation to the Assets, including without limitation all Environmental Laws;

(j)	there is no subsisting litigation, arbitration or administrative proceeding affecting the Assets;

(k)	there are no disputes, claims, demands or threatened litigation which are likely to give rise to litigation, arbitration or administrative proceedings affecting the Assets;

(l)	it has made all material data and information in its possession relating to the Assets available to the Buyer and S & W Seed and it has not knowingly omitted from such data and information anything which could be reasonably foreseen to render any such data or information incorrect, incomplete or misleading in any material respect.

## 6.	Warranties about Plant and Equipment

Each of the Warrantors represents and warrants to the Buyer and S & W Seed that, as at the date of the Agreement and on Completion:

(a)	each item of Plant and Equipment:

(1)	is in good repair, taking into account normal wear and tear;

(2)	has been properly cared for, repaired, maintained and serviced;

(3)	is reasonably fit for the purpose for which it was designed;

(4)	is in the physical possession of the Company and is used solely by the Company;

(5)	is either not a fixture to real property or is a fixture which the Company has the right to remove;

(6)	complies with all applicable safety requirements;

(7)	is not surplus to the requirements of the Company;

(8)	is recorded in the books of the Company;

(9)	conforms to description and specification and all applicable standards;

(b)	the Company legally and beneficially owns each item of Plant and Equipment, free from Encumbrances;

(c)	each vehicle, included in the Plant and Equipment is properly registered;

(d)   for each item of Plant and Equipment the Business Records include:

        (1)   records of purchase, use, modification, repairs and maintenance;

        (2)   any records which the Occupational Health, Safety and Welfare Regulations 1995 require;

(m)   the figures included in Schedule 6 are reasonably based and, to the best of the Sellers' knowledge, are accurate;

(e)   the Plant and Equipment comprises all the plant and equipment that are necessary or beneficial for the continuing operation of the Business by the Company.

7.   Warranties about Stock

Each of the Warrantors represents and warrants to the Buyer and S & W Seed that, as at the date of the Agreement and on Completion:

(a)   at Completion, there will be enough Stock for the usual requirements of the Business having regard to the seasonal nature of the Business, and there will be enough Stock delivered to the Company for the usual requirements of the Business during the 12 months after Completion;

(b)   all trading stock included in the Stock:

        (1)   is of acceptable quality and fit for its purpose;

        (2)   complies with all relevant legislation;

        (3)   is packaged or labelled in a manner that is not misleading or deceptive and complies with all relevant legislation;

        (4)   is produced to proper standards and will not be the subject of any product liability claims;

(c)   all Stock conforms to description and specifications and all applicable standards;

(d)   the Sellers have disclosed in writing to the Buyer and S & W Seed all customer complaints and claims and all prosecutions (past, present or threatened) about goods supplied by the Company;

(e)   the Company legally and beneficially owns the Stock, other than such Stock that is subject to retention of title arrangements arising in the ordinary course of business of the Company.

8.   Warranties about Contracts

Each of the Warrantors represents and warrants to the Buyer and S & W Seed that, as at the date of the Agreement and on Completion:

(a)   the Sellers have disclosed to the Buyer and S & W Seed:

        (1)   all Material Contracts; and

(2)   all documents and other information relating to Material Contracts;

(b)   the Company will not enter into, vary or terminate any Material Contract;

(c)   no Contract is with the Seller (or, if the Seller is a body corporate, a related body corporate or associate of the Seller; or, if the Seller is not a body corporate, a relative of the Seller or a body corporate of which the Seller or a relative of the Seller is a director) alone or with another person, other than grower contracts between the Company and Bungalally or David on the terms and conditions of the Company's Standard Grower Contract or on terms substantially similar to the Company's Standard Grower Contract, employment agreements on arm's length terms and consultancy agreements on arm's length terms;

(d)   each Contract is on arm's length terms;

(e)   each Contract is binding according to its express terms;

(f)   the Company has not received notice of termination, rescission, avoidance or repudiation of any Contract;

(g)   no party to a Contract is in material default under that Contract, or would be in material default of that Contract but for the requirements of notice or lapse of time or both;

(h)   it does not know of any circumstance likely to give rise to a material default by any party under a Contract;

(i)   no Contract or open offer, tender or quotation contains any onerous or unusual provision;

(j)   each Contract and each open offer, tender or quotation was made in the ordinary course of the Business and is calculated to yield the gross profit margin normal in the Business;

(k)   no third party to a Contract may terminate or vary the Contract because of a change in the share holding of the Company or performance of this Agreement;

(l)   no substantial supplier or customer of the Company:

(1)   has stopped trading with the Company within 6 months before the date of this Agreement;

(2)   has indicated that it will cease or reduce trading with the Company, or that it will change its terms of trade, after the date of this Agreement or Completion;

(m)   the Company's terms of trade with customers have not substantially changed within two years before the date of this Agreement;

(n)   all Contracts are properly stamped (if required);

(o)   no Contract is, or ought to be, authorised or registered under the *Competition and Consumer Act 2010* or any other anti-trust legislation;

(p)   the Company has not restricted its freedom to supply and obtain goods and services;

(q)   the Company has granted or created, or agreed to grant or create, only those loans, guarantees, letters of comfort, indemnities, finance leases, hire purchase agreements or Encumbrances disclosed to the Buyer and S & W Seed in writing.

9.   Warranties about finance facilities

Each of the Warrantors represents and warrants to the Buyer and S & W Seed that, as at the date of the Agreement and on Completion:

(a)   neither the Company, nor any of its offers, agents or employees has committed or omitted to do any act or thing the commission or omission of which is in contravention of the terms and conditions of any banking or other finance facilities used by the Company;

(b)   the Company has not received any notice from any of its bankers or other financiers in connection any banking or other finance facilities used by the Company;

(c)   it does not know of any circumstance likely to give rise to a default by any party of the terms and conditions of any banking or other finance facilities used by the Company.

10.   Warranties about Business Names

Each of the Warrantors represents and warrants to the Buyer and S & W Seed that, as at the date of the Agreement and on Completion:

(a)   the Company carries on business only under the Business Names;

(b)   the Company has the right to use the Business Names without the consent of any other person;

(c)   the Company has not allowed any other person to:

    (1)   use any Business Name; or

    (2)   register, as a business or corporate name or trade mark, a name similar to a Business Name.

11.   Warranties about Intellectual Property

Each of the Warrantors represents and warrants to the Buyer and S & W Seed that, as at the date of the Agreement and on Completion:

(a)   the Company owns or has enforceable rights to use all Intellectual Property;

(b)   all Intellectual Property owned by the Company and capable of registration, is registered in the name of the Company or an application for registration has been made in the name of the Company, excluding the SGA IP;

(c)   there are no claims against the Company challenging the Company's ownership or right to use any Intellectual Property;

(d)   no Intellectual Property infringes an intellectual property right of any other person;

(e)	the Company has not granted any licences or registered user rights over any Intellectual Property other than such licences granted to the Company's growers under the Company's Standard Grower Contract or on terms substantially similar to the Company's Standard Grower Contract;

(f)	no person other than the Company has a right to, or may benefit from, any Intellectual Property other than such licences granted to the Company's growers under the Company's Standard Grower Contract or on terms substantially similar to the Company's Standard Grower Contract;

(g)	the Seller has no reason to suspect that there has been any use or infringement of any Intellectual Property by any other person;

(h)	the Seller has no reason to suspect that there has been any disclosure of any confidential information included in the Intellectual Property, except as required by law or in the ordinary course of the Business and subject to a binding confidentiality undertaking in favour of the Company;

(i)	the Company does not own, use or require any intellectual property other than that Intellectual Property disclosed in writing to the Buyer and S & W Seed;

(j)	the Intellectual Property is all intellectual property that is necessary, beneficial or incidental for the continuing operation of the Business by the Company and/or for the exploitation of the Assets;

(k)	no product or publication of the Company, and no process drawing or machine used in the ordinary course of the Business, infringes a patent design trademark or copyright of any other person;

(l)	the Company has not passed off the Company's goods or services as those of any other person;

(m)	all Intellectual Property developed by any third party for or on behalf of the Company has been assigned to the Company;

(n)	the Company is not in breach of a licence for any commercial off-the-shelf software component or package.

## 12.	Warranties about The SGA Trust

Each of the Warrantors represents and warrants to the Buyer and S & W Seed that, as at the date of the Agreement and on Completion:

(a)	the Company as trustee for The SGA Trust has not carried on business;

(b)	the Company as trustee for The SGA Trust does not have any assets other than the SGA IP;

(c)	the Company as trustee for The SGA Trust does not have any liabilities;

(d)	at Completion, the Company will own the SGA IP free from any Encumbrance.

13. Warranties about Premises

Each of the Warrantors represents and warrants to the Buyer and S & W Seed that, as at the date of the Agreement and on Completion:

(a)   the Premises comprises all the freehold and leasehold properties owned, used or occupied by the Company. The Company does not own or hold and is not the occupier, lessee or tenant or have any interest in any real property other than the Premises;

(b)   the Company is the registered proprietor in fee simple of the Company's Premises, free from any Encumbrance;

(c)   the Company is the sole occupier of the Premises;

(d)   the Company has not granted or allowed an Encumbrance, or granted an option, over the Premises;

(e)   the Company is in lawful possession of the Premises;

(f)   the buildings and other improvements on the Premises are in good repair and fit for the purpose of carrying on the Business and the Premises are not subject to any material defects or other matters or circumstances which will or may with the lapse of time materially decrease the value of the Premises;

(g)   the Company's use of the Premises does not contravene any planning, building or other laws and there have been no contraventions or alleged contraventions of those laws;

(h)   all permissions, consents and approval required in relation to the construction or alteration of the Premises or any part of it have been complied with in all respects;

(i)   the Company has performed and observed all covenants, conditions, agreement, by-laws and orders affecting the Premises and the use of the Premises does not contravene those instruments;

(j)   the Company has performed all its obligations under all laws affecting the Premises;

(k)   the Company has not received any statutory notice or direction about the Premises;

(l)   it does not know of any circumstance which is likely to result in such a notice or direction;

(m)   the Sellers have provided copies of all relevant title documents to the Buyer and S & W Seed;

(n)   the Premises Leases are current and subsisting, and the lessors are not entitled to terminate or vary any of the Premises Leases as a result of or a change in control of the Company;

(o)   the Company is the tenant of the Leased Premises;

(p)   the Premises Leases are binding in accordance with its express terms;

(q)   the Company is not in breach of any of the Premises Leases;

(r)   there is no ground to terminate any of the Premises Leases;

(s)   the Company has not received a notice from the landlord about the Leased Premises, which has not been satisfied;

(t)   there is no proposal by the landlord to increase the rent or outgoings for the Leased Premises;

(u)   the Company has exclusive possession of the Leased Premises and all easements and other rights and interests necessary to carry on the Business;

(v)   the Company is not in breach of any agreement affecting the Leased Premises.

14.   Warranties about Plant and Equipment Leases

Each of the Warrantors represents and warrants to the Buyer and S & W Seed that, as at the date of the Agreement and on Completion the Company is not party to any leasing agreements, hire purchase agreements, conditional sale agreements and sale by instalment agreements in respect of Plant and Equipment used in the Business or necessary, beneficial or incidental to the operation of the Business.

15.   Warranties about Employees

Each of the Warrantors represents and warrants to the Buyer and S & W Seed that, as at the date of the Agreement and on Completion:

(a)   the Employees are, or will be at Completion, the only employees of the Company;

(b)   each Employee is employed exclusively by the Company;

(c)   the Company has paid all WorkCover levies payable in respect of the Employees;

(d)   the Sellers have disclosed all Employee Remuneration payable (now or in the future) to or for each Employee under contracts or awards of employment existing at the date of this Agreement;

(e)   no Employee is entitled to remuneration based on the turnover, profits or sales of the Company other than in the ordinary course of business and for an amount not exceeding AU $75,000 in aggregate;

(f)   the Business Records properly accrue and fully provide for Employee Remuneration unpaid at the Balance Date and at the day of Completion;

(g)   the Company will not:

   (1)   change any term of employment (including Employee Remuneration) of any Employee except as required by law or earlier binding agreement;

   (2)   pay a bonus to any Employee other than such bonuses paid to Employees in the ordinary course of business and not exceeding AU $75,000 in aggregate;

   (3)   engage any new employee;

(h)   there are no pay claims or industrial disputes (present or threatened) relevant to the Company;

(i)   it does not know of any circumstance which may result in a pay claim or industrial dispute relevant to the Company;

(j)   there are no claims or legal proceedings (present or threatened) against the Company by or in respect of any present or past employee or director, including:

     (1)   for compensation or reinstatement because of termination of employment or loss of office;

     (2)   a claim for worker's compensation or breach of common law or statutory duty;

(k)   it does not know of any circumstance which may result in any such claim or legal proceedings;

(l)   the Company has not been involved in any material industrial dispute during the five years immediately before the date of this Agreement;

(m)   the Company is not bound by any industrial instrument (within the meaning of the *Industrial and Employee Relations Act 1994*);

(n)   all employment contracts and contracts for services are terminable by the Company on one month's notice or less without compensation;

(o)   no employment contract or contract for services is terminable by the employee or contractor on less than one month's notice;

(n)   the Employees are all the employees that are necessary or beneficial for the continuing operations of the Businesses by the Company.

16.   Warranties about superannuation

Each of the Warrantors represents and warrants to the Buyer and S & W Seed that, as at the date of the Agreement and on Completion:

(a)   the Company has paid all superannuation contributions for the Employees:

     (1)   as ensure and that the Company is not subject to any statutory charge under the Superannuation Guarantee (Administration) Act 1992;

     (2)   as required under any industrial award or contract applicable to any Employee;

(b)   the Company does not contribute to any superannuation scheme or other scheme which will provide its directors or Employees or their dependants with pensions, annuities or lump sum payments;

(c)   no benefits are presently payable under any scheme to any Employee, dependant or beneficiary;

(d)   neither the Company nor the Sellers will prejudice any benefit, or increase any obligation of the Company, in respect of any scheme;

(e)   each scheme complies with all relevant laws and has been approved by any authority as required by law.

17.   **Warranties about Business Records**

Each of the Warrantors represents and warrants to the Buyer and S & W Seed that, as at the date of the Agreement and on Completion:

(a)   the Business Records are complete and correct;

(b)   the Business Records comply with all relevant legislation;

(c)   the Business Records are in possession of the Company;

(d)   the financial records and financial statements comply with international financial reporting standards consistently applied from year to year;

(e)   the 2011/2012 Accounts:

(1)   are complete and correct;

(2)   are audited by an independent auditor;

(3)   comply and are consistent with all relevant legislation and international financial reporting standards;

(4)   present a true and fair view of the profit or loss of the Company for the accounting periods ended on the relevant dates shown in the 2011/2012 Accounts and the financial position of the Company at the relevant dates shown in the 2011/2012 Accounts;

(5)   accurately disclose the assets and liabilities of the Company at the relevant dates shown in the 2011/2012 Accounts;

(6)   set out all contingent liabilities of the Company at the relevant dates shown in the 2011/2012 Accounts;

(7)   properly accrue and fully provide for Employee Remuneration unpaid at the relevant dates shown in the 2011/2012 Accounts;

(8)   adequately set out and provide for:

(A)   depreciation of Assets;

(B)   all bad or doubtful debts and all liabilities (whether actual or contingent, and whether disputed or undisputed) of the Company;

(C)   slow moving, obsolete or damaged Stock;

(D)   all tax liabilities of the Company in respect of any period up to the relevant dates shown in the 2011/2012 Accounts;

(9)   value Stock at historic cost;

(10)   take account of all gains and losses (whether realised or unrealised) from foreign currency transactions;

(11)   are not materially affected by any unusual or non-recurring item;

(12)   exclude any goodwill or intangible assets of the Company;

(f)   the Preliminary Accounts:

(1)   are complete and correct;

(2)   comply and are consistent with all relevant legislation and international financial reporting standards;

(3)   present a true and fair view of the profit or loss of the Company for the accounting period ending on the date specified in the Preliminary Accounts and the financial position of the Company as at the date specified in the Preliminary Accounts;

(4)   accurately disclose the assets and liabilities of the Company as at the date specified in the Preliminary Accounts;

(5)   properly accrue and fully provide for Employee Remuneration unpaid as at the date specified in the Preliminary Accounts;

(6)   adequately set out and provide for:

(A)   depreciation of Assets;

(B)   all bad or doubtful debts and all liabilities (whether actual or contingent, and whether disputed or undisputed) of the Company;

(C)   slow moving, obsolete or damaged Stock;

(D)   all tax liabilities of the Company in respect of any period up to the date of this Agreement;

(7)   do not take into account any revaluation of Assets since the Balance Date;

(8)   are not materially affected by any unusual or non-recurring item;

(9)   exclude any goodwill or intangible assets of the Company;

(g)   the Completion Accounts:

(1)   are prepared on the same basis as, and in a manner consistent with, the 2011/2012 Accounts;

(2)   are complete and correct;

(3)   are reviewed by an independent accountant;

(4)   comply and are consistent with all relevant legislation and international financial reporting standards;

      (5)   present a true and fair view of the profit or loss of the Company for the accounting period ending on the Completion Date and the financial position of the Company as at the Completion Date;

      (6)   accurately disclose the assets and liabilities of the Company as at the Completion Date;

      (7)   properly accrue and fully provide for Employee Remuneration unpaid as at the Completion Date;

      (8)   adequately set out and provide for:

            (A)   depreciation of Assets;

            (B)   all bad or doubtful debts and all liabilities (whether actual or contingent, and whether disputed or undisputed) of the Company;

            (C)   slow moving, obsolete or damaged Stock;

            (D)   all tax liabilities of the Company in respect of any period up to the Completion Date;

      (9)   value Stock at historic cost;

      (10)   do not take into account any revaluation of Assets since the Balance Date;

      (11)   are not materially affected by any unusual or non-recurring item;

      (12)   take account of all gains and losses (whether realised or unrealised) from foreign currency transactions;

      (13)   exclude any goodwill or intangible assets of the Company;

(h)   since the Balance Date, no circumstances have arisen that having or reasonably likely to have a material adverse effect on the financial position, operations, profitability or prospects of the Company, the Business, or the Assets or the value of the Assets;

(i)   since the Balance Date, there has been no circumstance which might reduce the value of the Assets;

(j)   since the Balance Date, the Company has not acquired any assets except in the ordinary course of the Business and for no more than market value;

(k)   since the Balance Date, the Company has not disposed of any assets except in the ordinary course of the Business and for no less than market value;

(l)   since the Balance Date, the turnover and profits have not been affected by any extraordinary event.

18.   Warranties about Receivables

Each of the Warrantors represents and warrants to the Buyer and S & W Seed that, as at the date of the Agreement and on Completion:

(a) all amounts owing to the Company are collectable for their full amount and are not subject to any counter-claim or set-off;

(b) the Company is not owed any money except trade debts incurred in the ordinary course of the Business.

19. Warranties about outstanding notes

Each of the Warrantors represents and warrants to the Buyer and S & W Seed that, as at the date of the Agreement and on Completion no cheque, promissory note or bill of exchange drawn, accepted or endorsed by the Company is outstanding, except for cheques drawn to pay for obligations incurred by the Company in the ordinary course of business.

20. Warranties about Government Licences

Each of the Warrantors represents and warrants to the Buyer and S & W Seed that, as at the date of the Agreement and on Completion:

(a) the Company holds all Permits required for the Business, Premises and Assets;

(b) those Permits are valid and in good standing;

(c) the Company has paid all fees presently payable for those Permits;

(d) the Company is not in breach of any of those Permits;

(e) it does not know of any circumstance which:

 (1) may result in the material variation, termination, suspension or non-renewal of any of those Permits;

 (2) indicates that a government body may vary, terminate, suspend or refuse to renew any of those Permits.

21. Warranties about environment

Each of the Warrantors represents and warrants to the Buyer and S & W Seed that, as at the date of the Agreement and on Completion:

(a) the Company is not in breach of any Environmental Law;

(b) the Company holds all Permits required under any Environmental Law for the Business, the Premises and the Assets;

(c) those Permits are valid and in good standing;

(d) the Company is not in breach of any of those Permits;

(e) the Seller does not know of any circumstance which:

 (1) may result in the material variation, termination, suspension or non-renewal of any of those Permits;

(2)   indicates that a government body may vary, terminate, suspend or refuse to renew any of those Permits;

(f)   the Company is insured against property damage, personal injury, or loss of use of property caused by pollution or contamination in respect of the Business, Premises or Assets, occurring before Completion, and the costs of cleaning up that pollution or contamination.

22.   Warranties about compliance with laws, enquiries and legal proceedings

Each of the Warrantors represents and warrants to the Buyer and S & W Seed that, as at the date of the Agreement and on Completion:

(a)   neither the Company nor any of its officers, agents or employees, has committed or omitted to do any act or thing the commission or omission of which is in contravention of any laws applicable to the operation of the Business in any jurisdiction in which the Company conducts any part of the Business;

(b)   there are no claims, disputes, legal proceedings, prosecutions, arbitration proceedings or regulatory or other enquiries (present or threatened) in respect of the Company, Business, Premises, Employees or Assets;

(c)   it does not know of any circumstance which may result in a claim, dispute, legal proceedings, prosecution, arbitration proceedings or regulatory or other enquiry in respect of the Company, Business, Premises, Employees or Assets;

(d)   within the last two years, there have been no claims, disputes, legal proceedings, prosecutions, arbitration proceedings or regulatory or other enquiries in respect of the Company, Business, Premises, Employees or Assets other than the settled dispute between Seedco Limited, Seed Technology & Marketing Pty Ltd, Ross, Innovative Plant Breeders Pty Limited, Mendelian and the Company and the claim by the partnership known as Kinyerrie Partnership;

(e)   the Company has no unsatisfied fines, judgments or awards outstanding against it and is not party to any undertaking or assurance given to any court, arbitrator or government agency or tribunal which is still in force;

(f)   the Company has not received any requirement, notice, order or direction from a court, a government body or other competent authority or a utility, which has not been complied with;

(g)   the Sellers have disclosed in writing to the Buyer and S & W Seed all customer complaints and claims and all prosecutions and regulatory or other investigations (past, present or threatened) about goods or services supplied by the Company.

23.   Warranties about insurance

Each of the Warrantors represents and warrants to the Buyer and S & W Seed that, as at the date of the Agreement and on Completion:

(a)   the Company has paid all WorkCover levies in respect of the Employees;

(b) the Company has, and at all material times has had, valid insurance cover:

    (1) against all risks normally insured against by companies carrying on the same type of business as the Company or having similar assets (including public risk and product liability);

    (2) for the full amount required by legislation or for the full existing value of the assets;

    (3) from a well established and reputable insurer;

(c) all current insurances and cover notes taken out by or for the benefit of the Company have been disclosed in writing to the Buyer and S & W Seed;

(d) all those insurances and cover notes are in full force; all premiums on them have been paid; nothing has been done or omitted which would make any of them unenforceable;

(e) there are no claims outstanding, threatened or capable of arising against the Company which are not fully covered by insurance;

(f) the Sellers have disclosed all insurance claims and WorkCover claims, in respect of the Business, Premises, Assets or Employees, made within five years before Completion;

(g) it does not know of any circumstance, occurring before Completion, which may result in an insurance claim or WorkCover claim, in respect of the Business, Premises, Assets or Employees.

24. Warranties about Tax

Each of the Warrantors represents and warrants to the Buyer and S & W Seed that, as at the date of the Agreement and on Completion:

(a) each Contract, whereby the Company makes a taxable supply (within the meaning of the A New Tax System (Goods and Services Tax) Act 1999), requires the recipient of that supply to pay to the Company any GST (within the meaning of that Act) payable by the Company in respect of that supply;

(b) the Company is registered for GST;

(c) the Company has paid, and has adequately provided for in the 2011/2012 Accounts, any Tax in respect of the period before the Balance Date, including but not limited to any stamp duty payable on the Assets;

(d) the Company has complied with all laws about Tax;

(e) the Company has lodged all returns required by a law about Tax;

(f) the Company has fully disclosed to all Tax collectors all material facts necessary for the assessment of Tax;

(g) the Company's only liability for Tax, arising after the Balance Date, arose in the normal course of the Business;

(h)   the Company has no dispute about its liability to lodge a return under a law about Tax, or to pay any Tax;

(i)   the Company has kept complete and correct records of all matters which a prudent taxpayer would keep to minimise any Tax, including motor vehicle log books, capital gains records, and goods and services tax credit records;

(j)   the Company has not done or omitted any act which might result in an inability to pay any Tax when due;

(k)   if the Company obtained relief from a Tax, no event has occurred which will result in that Tax becoming payable;

(l)   the Company is not aware of any pending or threatened Tax audit;

(m)   the Company has not contravened any anti-avoidance provisions of the Tax law;

(n)   the Company has not taken any action which has altered or might alter an arrangement or agreement with, or a ruling by, a governmental authority under a Tax law;

(o)   the Company is not and will not become liable to reimburse or indemnify any person in respect of any Tax relating to an act or omission before Completion;

(p)   since the Balance Date, the Company has not:

    (1)   incurred or agreed to incur any expenditure which will not be wholly deductible in computing its taxable income;

    (2)   disposed of any asset or supplied any service (including a loan of money or the leasing or licensing of property) for an actual consideration less than the consideration regarded as received for Tax purposes;

    (3)   acquired any asset or received any service for an actual consideration greater than the consideration regarded as paid for Tax purposes;

    (4)   entered into a transaction which will or could give rise to a capital gain under any Tax law;

(q)   since the Balance Date, no event has occurred which gives rise to the Company becoming liable to pay Tax on deemed (as opposed to actual) income, profits or gains;

(r)   before the date of this Agreement, the Sellers disclosed to the Buyer and S & W Seed all information necessary to calculate any Tax liabilities of the Company up to the date specified in the Preliminary Accounts;

(s)   before Completion, the Seller will disclose to the Buyer and S & W Seed all information necessary to calculate any Tax liabilities of the Company up to the day of Completion.

25. **Warranties about trust**

Each Seller that is a trustee of a trust and each Seller Director, represents and warrants to the Buyer and S & W Seed that, as at the date of the Agreement and on Completion:

(a)   it is the sole trustee of the trust, unless expressly provided for by this Agreement;

(b)   it has power to execute this Agreement and to perform its obligations under this Agreement;

(c)   it has an unrestricted right of indemnity from trust assets;

(d)   it executes this Agreement as part of the proper administration of the trust fund and for the benefit of the beneficiaries;

(e)   it is not in breach of trust.

26. **Warranties about common stock in the capital of S & W Seed**

Each of the Sellers and each of the Seller Directors represents and warrants to the Buyer and S & W Seed that, as at the date of the Agreement and on Completion:

(a)   it acknowledges that the common stock in the capital of S & W Seed to be issued to the Sellers as required by this Agreement (**Common Stock**):

 (1)   shall be deemed "restricted securities" as defined in paragraph (a) of Rule 144 under the Securities Act of 1933, as amended, (**Securities Act**); and

 (2)   shall be issued pursuant to an exemption from the registration requirements of the Securities Act, under section 4(2) of the Securities Act and the rules and regulations promulgated thereunder;

 (3)   has not been registered under the Securities Act and may not be offered for sale, sold, or otherwise disposed of, except in compliance with the registration provisions of the Securities Act or pursuant to an exemption from such registration provisions, the availability of which is to be established to the satisfaction of the S & W Seed;

 (4)   certificates representing the Common Stock shall bear a restrictive legend in substantially the following form:

> *"The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, and may not be offered for sale, sold, or otherwise disposed of, except in compliance with the registration provisions of such Act or pursuant to an exemption from such registration provisions, the availability of which is to be established to the satisfaction of the Company.";*

(b)   if S & W Seed proposes to register under the Securities Act any of its "restricted securities" (as defined in paragraph (a) of Rule 144 under the Securities Act) for resale utilizing Form S-3, it shall give written notice to the Sellers of S & W Seed's intention to register such securities, and, upon the written request, given within seven

days after receipt of such notice, of the Sellers to register any of the Common Stock, S & W Seed shall cause the Common Stock so requested by the Sellers to be included in such registration, all to the extent requisite to permit the sale or other disposition by the Sellers of the Common Stock so registered; provided, however, that the Common Stock as to which registration had been requested need not be included in such registration if in the opinion of counsel for S & W Seed the proposed transfer by the Sellers may be effected without registration under the Securities Act and any certificate evidencing the Common Stock so transferred need not bear any restrictive legend, with all expenses incurred by S & W Seed in connection with any registration pursuant to this paragraph (including, without limitation, all registration and filing fees, fees and expenses of complying with securities and blue sky laws, printing expenses, and fees and disbursements of counsel and of independent public accountants for S & W Seed) shall be borne by the Sellers in proportion to the number of the Common Stock registered and all underwriting discounts and selling commissions applicable to the Common Stock shall be borne by the Sellers;

(c)   it has not been provided with all of the information which may be required to evaluate and make an informed assessment of an investment in S & W Seed and the Sellers and the Directors are responsible for undertaking their own investigations in respect of all such matters;

(d)   it has made, or has had an adequate opportunity to make, adequate due diligence enquiries in respect of the Common Stock and S & W Seed, including without limitation by accessing S & W Seed's announcements and public filings and the risks relating to an investment in the Common Stock;

(e)   in entering into this Agreement, it has relied solely upon its own enquiries and investigations as to the risks, prospects, viability and future profitability of S & W Seed;

(f)   it is an "accredited investor" within the meaning of Rule 501 under the Securities Act and it is experienced in investing in securities and as such has extensive knowledge and experience of financial and business matters and is capable of independently assessing the merits and deficiencies associated with an investment in the form of the Common Stock; or it has taken, or had a reasonable opportunity to take but chose not to take, independent financial, legal, taxation and accounting advice as to the merits, deficiencies and risks associated with an investment in the form of the Common Stock;

(g)   it has no need for liquidity in the Common Stock and can bear the economic risk of losing the entire investment of the Common Stock;

(h)   is not relying upon any warranty, assurance or representation by the Buyer, S & W Seed or any person acting on behalf of the Buyer or S & W Seed in relation to the Common Stock and, without limitation, no representation, guarantee or warranty has been made or given to it by the Buyer or S & W Seed or any officer, agent or employee of the Buyer or S & W Seed or any other person, expressly or by implication, as to the value of, or return of capital in respect of, the Common Stock, the financial viability of the investment in the Common Stock or S & W Seed or the future profitability and prospects of the business of S & W Seed.

Execution

Executed as an agreement on   2013

Executed by
Bungalally Nominees Pty Ltd
in its capacity as trustee for the Bungalally Trust
and in its personal capacity

/s/ David Stanley Pengelly ....   /s/ Heather Gayle Pengelly................................
Director   Director/Company Secretary

David Stanley Pengelly.....................................   Heather Gayle Pengelly ....
Name (please print)   Name (please print)

Signed by
Dennis Charles Jury
in his capacity as joint trustee for the Jury Bain Family Trust
and in his personal capacity
in the presence of:

/s/ Mathew Denton..   /s/ Dennis Jury ....
Witness   Dennis Charles Jury

Mathew Denton ....
Name (please print)

Signed by
Deborah Anne Bain
in her capacity as joint trustee for the Jury Bain Family Trust
and in her personal capacity
in the presence of:

/s/ Dennis Jury...   /s/ Deborah Anne Bain......................................
Witness   Deborah Anne Bain

Dennis Jury ....
Name (please print)

Executed by
Mendelian Enterprises Pty Ltd
in its capacity as trustee for the Ithaca Trust
and in its personal capacity

/s/ Ross Whyte Downes.....................................   /s/ D.P. Grigson ....
Director   Director/Company Secretary

Ross Whyte Downes ....   Dianne Paula Grigson ....
Name (please print)   Name (please print)

Signed by
Mark James Harvey
in his capacity as joint trustee for the C.R.A. Trust
and in his personal capacity
in the presence of:

/s/ Mathew Denton..   /s/ Mark James Harvey ....
Witness   Mark James Harvey

Mathew Denton ....
Name (please print)

Signed by
Helen Maree Harvey
in her capacity as joint trustee for the C.R.A. Trust
and in her personal capacity
in the presence of:

/s/ Clive Horlock ....   /s/ Helen Maree Harvey ....
Witness   Helen Maree Harvey

Clive Horlock ....
Name (please print)

Executed by
S&W Seed Australia Pty Ltd

/s/ Michael Culhane ....
Sole Director and Sole Company Secretary

Michael Culhane..
Name (please print)

Executed by
S & W Seed Company

/s/ Michael Culhane ....   /s/ Matthew Szot ....
Officer   Officer

Michael Culhane..   Matthew Szot..
Name (please print)   Name (please print) CFO

Signed by
David Stanley Pengelly
in the presence of:

/s/ Mathew Denton..   /s/ David Stanley Pengelly...............................
Witness   David Stanley Pengelly

Mathew Denton ....
Name (please print)

Signed by
Ross Whyte Downes
in the presence of:

/s/ Beryl E. Cowden ....   /s/ Ross Whyte Downes ....
Witness   Ross Whyte Downes

Beryl E. Cowden...
Name (please print)